NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on May 11, 2015, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on April 29, 2015 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. Pursuant to the offer to purchase and merger agreement between Mavenir Systems, Inc. and Roadster Subsidiary Corporation, an indirect, wholly owned susidiary of Mitel Networks Corporation which became effective before the opening on April 29, 2015, each outstanding share of Common Stock of Manvenir Systems, Inc. not previously tendered was converted into an amount of cash equal to (a) $11.08 plus (b) the value of 0.675 times the average of the volume weighted average price on the NASDAQ Global Market of a Mitel common share on each of the ten (10) consecutive trading days ending on and including the second trading day prior to the expiration date of the Offer or a number of Mitel common shares equal in value to the Cash Consideration (based on the average of the volume weighted average price on the NASDAQ Global Market of a Mitel common share on each of the ten (10) consecutive trading days ending on and including the second trading day prior to the expiration date of the Offer. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on April 29, 2015.